October 12, 2021

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: Consent of Independent Auditor

We consent to the use in this Registration Statement on Form 40-F of Alpine Summit Energy Partners, Inc. of:

  our report dated July 29, 2020 relating to the financial statements of Red Pine Petroleum Ltd. for the year ended March 31, 2020; and
  our report dated May 21, 2021 relating to the financial statements of Red Pine Petroleum Ltd. for the years ended March 31, 2021 and March 31, 2020;

each of which is included in this Registration Statement on Form 40-F being filed by Alpine Summit Energy Partners, Inc. with the United States Securities and Exchange Commission.

Yours very truly,

/s/ Clearhouse LLP
Chartered Professional Accountants Licensed Public Accountants Mississauga, Ontario